ALTAI RESOURCES INC. **NEWS RELEASE**

TSX VENTURE: ATI - IN U.S.A.:SEC. RULE 12g3-2(b) FILE # 82-2950

Date: October 14, 2008

ALTAI NOW OWNS 100% INTEREST IN THE LARGEST LAND PACKAGE IN QUEBEC'S ST. LAWRENCE LOWLANDS UTICA SHALE GAS FAIRWAY

Altai Resources Inc. (ATI, TSX VENTURE; US Sec. Rule 12g3-2(b) File # 82-2950) ("Altai" and the "Company") is very pleased to announce that it has completed its acquisition of Petro St-Pierre Inc. ("PSP"), a Quebec private company and Altai's minority joint venture partner in its Sorel-Trois Rivieres gas property, St. Lawrence Lowlands, Quebec which was first announced in Altai's press release of June 16, 2008. For the purchase of all the issued and outstanding shares of PSP, Altai issued 8,200,000 common shares to PSP's former shareholders and made aggregate cash payments of approximately $350,000 and assumed approximately $250,000 of PSP's debts.

With this strategic acquisition of PSP, Altai now owns 100% interest in the largest uncommitted (not farmed-out) contiguous land package of 114,252 hectares (282,317 acres) in the heart of the St. Lawrence Lowlands Shale Gas Fairway among the junior public companies. Apart from shale gas, Altai's permits host other potential gas targets mainly Trenton-Black River, Beekmantown and gas deposits in recent gravels. In addition Altai has 15% gross royalty in a permit of 13,290 hectares (33,000 acres) now held by Talisman Energy Canada in the same area.

The Company is also pleased to announce that its Board has recently elected Mr. Howard Rosen, CA, CBV as a director of Altai and has appointed him as the Chairman of the Audit Committee. Mr. Rosen brings with him extensive corporate finance experience in both public and private companies, in business valuations and acts as advisor and principal in venture capital and private equities.

ALTAI RESOURCES INC. IS A RESOURCE COMPANY WITH A PORTFOLIO OF OIL AND GAS (IN THE ST. LAWRENCE LOWLANDS, QUEBEC), GOLD, NICKEL AND SULPHUR PROPERTIES IN CANADA AND THE PHILIPPINES.

We Seek Safe Harbour.

SUPPL

For further information, please contact
Niyazi Kacira, President or Maria Au, Secretary-Treasurer
Tel: (416) 383-1328 Fax: (416) 383-1686
Email: info@altairesources.com Internet: http://www.altairesources.com

TSX Venture Exchange has neither approved nor disapproved the information contained herewith.

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FORM 51-102F3
MATERIAL CHANGE REPORT

1. **Name and Address of Company**

ALTAI RESOURCES INC. ("Altai" or the "Company")
2550 Victoria Park Avenue
Suite 738
Toronto, Ontario, M2J 5A9

2. **Date of Material Change**

October 8, 2008

3. **Press Release**

A press release was disseminated on October 14, 2008 via Marketwire, Toronto office.

4. **Summary of Material Change(s)**

On October 8, 2008 Altai completed its acquisition of Petro St-Pierre Inc. ("PSP"), Altai's minority joint venture partner in its Sorel-Trois Rivieres gas property, St. Lawrence Lowlands, Quebec by issuing 8,200,000 common shares to PSP's former shareholders, paying $350,000 cash and assuming approximately $250,000 of PSP's debts.

5. **Full Description of Material Change**

See attached press release for details.

6. **Reliance on Section 7.1(2) or (3) of National Instrument 51-102**

Not Applicable

7. **Omitted Information**

Not Applicable

8. **Executive Officer**

Niyazi Kacira, President & CEO
Telephone: (416) 383-1328

9. **Date of Report**

October 14, 2008

ALTAI RESOURCES INC. *NEWS RELEASE*

TSX VENTURE: ATI - IN U.S.A.:SEC. RULE 12g3-2(b) FILE # 82-2950

Date: October 14, 2008

ALTAI NOW OWNS 100% INTEREST IN THE LARGEST LAND PACKAGE IN QUEBEC'S ST. LAWRENCE LOWLANDS UTICA SHALE GAS FAIRWAY

Altai Resources Inc. (ATI, TSX VENTURE; US Sec. Rule 12g3-2(b) File # 82-2950) ("Altai" and the "Company") is very pleased to announce that it has completed its acquisition of Petro St-Pierre Inc. ("PSP"), a Quebec private company and Altai's minority joint venture partner in its Sorel-Trois Rivieres gas property, St. Lawrence Lowlands, Quebec which was first announced in Altai's press release of June 16, 2008. For the purchase of all the issued and outstanding shares of PSP, Altai issued 8,200,000 common shares to PSP's former shareholders and made aggregate cash payments of approximately $350,000 and assumed approximately $250,000 of PSP's debts.

With this strategic acquisition of PSP, Altai now owns 100% interest in the largest uncommitted (not farmed-out) contiguous land package of 114,252 hectares (282,317 acres) in the heart of the St. Lawrence Lowlands Shale Gas Fairway among the junior public companies. Apart from shale gas, Altai's permits host other potential gas targets mainly Trenton-Black River, Beekmantown and gas deposits in recent gravels. In addition Altai has 15% gross royalty in a permit of 13,290 hectares (33,000 acres) now held by Talisman Energy Canada in the same area.

The Company is also pleased to announce that its Board has recently elected Mr. Howard Rosen, CA, CBV as a director of Altai and has appointed him as the Chairman of the Audit Committee. Mr. Rosen brings with him extensive corporate finance experience in both public and private companies, in business valuations and acts as advisor and principal in venture capital and private equities.

ALTAI RESOURCES INC. IS A RESOURCE COMPANY WITH A PORTFOLIO OF OIL AND GAS (IN THE ST. LAWRENCE LOWLANDS, QUEBEC), GOLD, NICKEL AND SULPHUR PROPERTIES IN CANADA AND THE PHILIPPINES.

We Seek Safe Harbour.

For further information, please contact
Niyazi Kacira, President or Maria Au, Secretary-Treasurer
Tel: (416) 383-1328 Fax: (416) 383-1686
Email: info@altairesources.com Internet: http://www.altairesources.com

– 30 –

END